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                 UNITED SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
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                          NOTIFICATION OF LATE FILING       | SEC FILE NUMBER  |
                                                            |     0-17642      |
                                                            --------------------
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                                                            |   CUSIP NUMBER   |
                                                            |    22528F403     |
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    [_] Form 10-K  [_] Form 20-F  [_] Form 11-K [X] Form 10-Q  [_] Form N-SAR

                For Period Ended: November 30, 1997

                [_]  Transition Report on Form 10-K
                [_]  Transition Report on Form 20-F
                [_]  Transition Report on Form 11-K
                [_]  Transition Report on Form 10-Q
                [_]  Transition Report on Form N-SAR

     For the Transition Period Ended: N/A

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I-REGISTRANT INFORMATION
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     Full Name of Registrant: CREATING GAMING, INC.

     Former Name if Applicable: N/A

     Address of Principal Executive Office (Street and Number)
                150 MORRIS AVENUE, SPRINGFIELD, NEW JERSEY 07081

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PART II-RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to file its Form 10-QSB quarterly report for its fiscal quarter ended November 30, 1997, because the accounting records of the registrant presently appear to be incomplete, and certain accounting records appear to be inaccurate. Certain assets, including real property, are subject to additional mortgages, liens and other security interests than previously indicated. It also appears that material deficiencies exist regarding the internal accounting controls of the Company, including but not limited to payments without any or sufficient verification of amounts or business purpose, the personal use of corporate credit
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card for unverified business purposes, and other related party transactions.
There are also various contingent liabilities which cannot be currently quantified or fully evaluated, including possible liabilities arising from previous non-registered securities offerings. It also appears necessary to restate previous financial statements of the registrant, and to amend certain previous reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.
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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

              ARTHUR L. MALONE, JR.           (818) 865-8572

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                               [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE PART III.

                             CREATIVE GAMING, INC.
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Creative Gaming, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JANUARY 28, 1998          By: /s/ Arthur L. Malone, Jr.
                                    --------------------------------------------
                                    ARTHUR L. MALONE, JR., CHAIRMAN OF THE BOARD

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                                  ATTENTION
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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